UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. __)*


                           TERA COMPUTER COMPANY
 ------------------------------------------------------------------------------
                               (Name of Issuer)


                       COMMON STOCK, $0.01 PAR VALUE
 ------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                88076P 10 8
                       ------------------------------
                               (CUSIP Number)


                             WILLIAM T. FRANTZ
                               P.O. Box 3965
                          Bellevue, WA 98009-3965
 ------------------------------------------------------------------------------
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)


                             SEPTEMBER 29, 1995
                      -------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
                                 ------------

CUSIP No. 88076P 10 8

 1)   Name of Reporting Person; S.S. or I.R.S. Identification No.
      of Above Person:  WILLIAM T. FRANTZ
                        --------------------------------------------------------

 2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)
      (a)   [  ]
      (b)   [  ]

 3)   SEC Use Only _____________________________________________________________

 4)   Source of Funds   PF
                      ----------------------------------------------------------

 5)   Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)  [  ]

 6)   Citizenship or Place of Organization    U.S.A.
                                           -------------------------------------

                          7)  Sole Voting Power   1,059,932 (627,733 shares;
                                                  432,199 purchase warrants)
                                                --------------------------------

      Number of Shares    8)  Shared Voting Power   -0-
      Beneficially                                ------------------------------
      Owned by Each
      Reporting           9)  Sole Dispositive Power  1,059,932 (627,733 shares;
      Person With                                     432,199 purchase warrants)
                                                     ---------------------------

                         10)  Shared Dispositive Power   -0-
                                                       -------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
         1,059,932 (627,733 shares; 432,199 purchase warrants)
      --------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)  [  ]

13)   Percent of Class Represented by Amount in Row (11)   24.3%
                                                         -----------------------

14)   Type of Reporting Person (See Instructions)   IN
                                                  ------------------------------

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
                              WILLIAM T. FRANTZ
                                SCHEDULE 13D


Item 1.  Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D ("Statement") relates is the common stock, $0.01 par value ("Common Stock"), of Tera Computer Company, a Washington corporation (the
"Company"). The principal executive offices of the Company are located at 2815 Eastlake Avenue East, Seattle, Washington 98102.


Item 2.  Identity and Background.

(a)-(c) This Statement is being filed by William T. Frantz. Mr. Frantz is a private investor. His mailing address is P.O. Box 3965, Bellevue, Washington 98009- 3965.

(d)-(e) During the last five years, Mr. Frantz has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)      Mr. Frantz is a U.S. citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

      Mr. Frantz acquired the shares of Common Stock described in Item 5 below (and certain Common Stock purchase warrants issued by the Company together therewith) in consideration of an aggregate investment of $4,000,005 from his personal funds.


Item 4.  Purpose of Transaction.

      Mr. Frantz acquired the shares of Common Stock described in Item 5 in connection with the initial public offering of the Company. Mr. Frantz has no plans or proposals that relate to or would result in any of the following:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

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
      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j) Any action similar to those enumerated above.


Item 5.  Interest in Securities of the Issuer.

      (a) As of June 1, 1996, Mr. Frantz beneficially owned 627,733 shares of Common Stock and 432,199 immediately exercisable Common Stock purchase warrants (collectively, the "Securities"), representing approximately 24.3% of the 4,368,043 shares of Common Stock that would be outstanding following the exercise of Mr. Frantz's warrants. As of March 31, 1996, the Company reported that it had 3,935,844 shares of Common Stock outstanding.

      (b) Mr. Frantz has sole voting and, subject to the community property laws of the State of Washington, sole dispositive power with respect to the Securities.

      (c) On July 31, 1995, Mr. Frantz invested $1,000,000 in the Company in exchange for a convertible promissory note issued by the Company. This note was converted into 222,222 shares of Common Stock and 74,074 Common Stock purchase warrants upon the closing of the Company's initial public offering on September 29, 1995.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

      (e) Not applicable.

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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Frantz and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies. Mr. Frantz is not a party to any arrangement whereby securities of the Company are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


Item 7.  Materials to Be Filed as Exhibits.

      Not applicable.




                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 14, 1996.



                                       WILLIAM T. FRANTZ
                                       -----------------------------------------
                                       William T. Frantz


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